TD Bank Group 66 Wellington Street West Toronto ON M5K 1A2

December 7, 2011

VIA EMAIL AND EDGAR

Kevin W. Vaughn
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Vaughn:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s letter dated November 23, 2011 relating to the Bank’s:
•	Form 40-F for the Fiscal Year Ended October 31, 2010 filed December 2, 2010
•	Form 6-K’s filed May 26, 2011, July 5, 2011, and September 1, 2011
(File No. 1-14446)

Thank you for your letter dated November 23, 2011 (the “Staff Letter”) regarding the above referenced filings. Further to the discussion you had on November 28, 2011 with Xihao Hu, Senior Vice President and Chief Accountant of TD, we summarized our agreement to respond to the Staff Letter as follows:

Comments 4 and 5 in the Staff Letter
•
We have responded to your comments through disclosures made in our Fiscal 2011 Form 40-F filed on December 1, 2011, where appropriate. Our responses to these comments, as well as excerpts of our revised disclosures filed, have been included as Appendix A of this letter.

Comments 1, 2, and 3 in the Staff Letter
•
We will respond to these comments in a separate letter by January 6, 2012 and provide, where appropriate, the relevant disclosures pertaining to the fiscal year ended October 31, 2011 (the “Disclosure”);

•
We have also agreed to include the Disclosure in the Bank’s International Financial Reporting Standards (“IFRS”) financial statements for the quarter ending January 31, 2012 (“Q1 2012”) as part of “Select Additional Annual Disclosures”. In accordance with a separate agreement reached with the Staff on US GAAP reconciliation exemption for the period ending April 30, 20121, the Disclosure will also be included in our April 30, 2012 IFRS filing with the SEC;

•	Following the Bank’s filing for the period ending April 30, 2012, the Disclosure will be provided on an annual basis, subject to any future changes in IFRS.

A copy of this letter, including Appendix A, has been filed with the Staff via EDGAR.

Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:  Norie Campbell (Executive Vice President and General Counsel)
cc:  Lindsay McCord (Securities and Exchange Commission)

1 TD’s Request for “Relief from US GAAP Information Upon Transition to IFRS” letter dated October 25, 2011 was submitted to the Staff for consideration on October 27, 2011. The Staff concurred with the requested exemption via fax on November 10, 2011, and also confirmed via email on November 18, 2011 the Bank’s request for clarification on the scope of the above-mentioned exemption.

Appendix A - TD’s responses to comments 4 and 5 in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below, and the numbered paragraphs of this Appendix correspond to the numbered paragraphs of the Staff Letter (for comments 4 and 5 only). In addition, for the Staff’s convenience, we have highlighted in grey the revised disclosures that have been included in the Bank’s Fiscal 2011 Form 40-F filed on December 1, 2011. All references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F filed December 2, 2010
Exhibit 3 - 2010 Annual Financial Statements
Note 3 Loans, Impaired Loans and Allowance for Credit Losses, page 15

[Staff comments 1-3 omitted]

As noted in our cover letter, we will respond to the Staff’s first three comments in a separate letter by January 6, 2012.

Note 7 Acquisitions and Other, page 22

4.
We note your response to prior comment 12 of our letter dated July 13, 2011. Please confirm you will include your proposed disclosure in your FY2011 Form 40-F and revise the disclosure in this filing to more clearly state how you account for the potential payments under the FDIC Intrinsic Loss Estimate.

We confirm that we have included the previously proposed disclosure on page 28 of Exhibit 99.3 of our fiscal 2011 Form 40-F filed on December 1, 2011. The revised disclosure, at the Staff’s request, also more clearly states how we account for the potential payments under the FDIC Intrinsic Loss Estimate for FDIC covered loans.

NOTE 4 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES
ACQUIRED LOANS
Covered Loans
Loans subject to loss sharing agreements with the FDIC are considered FDIC covered loans and are a subset of the ACI portfolio. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, impairment is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

The indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset and a decrease in the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken.) The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

As at October 31, 2011 and 2010, the balances of FDIC covered loans were $1.3 billion and $1.6 billion, respectively and were recorded in “Loans” on the Consolidated Balance Sheet. As at October 31, 2011 and 2010, the balances of the indemnification assets were $86 million and $167 million, respectively and were recorded in “Other assets” on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included as part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Form 6-K Filed on September 1, 2011
Exhibit 99.1 Third Quarter 2011 Report To Shareholders
Sovereign Risk, page 27

5.
We note your response to prior comment 16 of our letter dated July 13, 2011. We also note your Table 21 disclosure and that the majority of your other exposure is comprised of securities and derivatives. Please respond to the following and expand your disclosures in future filings, beginning with your 2011 Form 40-F, to address the following:

Commencing with TD’s fiscal 2011 Form 40-F, the Bank has provided the following enhanced disclosures to address the Staff’s comments related to Sovereign Risk:

•
In future filings, revise your table on page 27 to clarify whether it includes all indirect exposures, including derivatives as well as unfunded exposures, such as loan commitments. Refer to footnote one from the table included in your response.

The title of the table under the Sovereign Risk section (the “Table”) in the Bank’s Management Discussion and Analysis (MD&A) of TD’s fiscal 2011 Form 40-F has been revised as “Direct Credit Exposure to Europe”. In addition, certain footnotes to the Table have provided further clarification on the type of exposures which have been included. Please note that in the Bank’s response dated August 19, 2011 to the Staff’s initial comment letter dated July 13, 2011, derivative exposures were labeled as “indirect exposure”. For the Table included in our fiscal 2011 MD&A, we have properly included our derivative exposures as direct exposure under the heading, “Derivatives, Repo and Security Lending”.

•
Identify how any hedges are presented in the table, by separately discussing protection purchased and sold. Discuss the extent to which collateral is maintained for any derivatives for which amounts are netted against your net exposure amounts on page 27.

The Bank has included footnote 4 to the Table to clarify that the exposures presented excludes credit protection purchased via credit default swaps. In addition, the amounts of credit protection sold were insignificant as at October 31, 2011 and 2010; and as a result, have not been included in the Table. With respect to collateral, the Bank has included a description in footnote 2 to the Table and has highlighted that exposures are presented net of collateral. Lastly, we have further clarified in footnote 2 to the Table that derivatives exposures are presented net where there is an ISDA master netting agreement.

•	Clearly disclose whether the derivative amounts presented are on a notional basis or fair value basis.

The Bank has indicated in footnote 2 to the Table that exposures, including Derivatives, Repos and Securities Lending, are on fair value basis.

•	In light of the fact that your exposure is primarily concentrated in your securities and derivatives, please present your exposure from securities separately from your exposure to derivatives.

In response to this comment, the Bank has amended the Table as follows:
•	A separate sub-category for “Trading and Investment Portfolio” has been included in order to separately present our securities exposures from other exposures;
•	An additional sub-category titled “Derivatives, Repos and Securities Lending” has been included; and
•	A third sub-category titled “Loans and Commitments” has also been added, including amounts of undrawn commitments.

The Bank has also expanded the Table to include any European countries where the Bank had an aggregate exposure in the above-mentioned 3 categories of more than $1 billion as at October 31, 2011 or October 31, 2010.

•
Identify the extent to which the amounts presented are reduced by credit default swaps or similar products and the extent to which any reductions include the effect of credit default swaps or other protection purchased from entities within these certain European countries of interest. If so, please quantify the amount by which your presentation is reduced by protection purchased in the form of derivatives where the counterparties are members of these countries of interest.

The Bank has added footnote 4 to the Table to clarify that the exposures presented have not been reduced by any protection purchased via credit default swaps.

Please refer to the excerpt on the following page for the Bank’s Sovereign Risk disclosures in its MD&A Section of the fiscal 2011 Form 40-F.

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Spain, Italy, Ireland, Portugal and Greece. Exposure to Spain and Italy is to the sovereigns themselves and the largest financial institutions in those countries. All of these exposures are considered manageable.

TABLE 39: DIRECT CREDIT EXPOSURE TO EUROPE
(millions of Canadian dollars)												As at
												Oct. 31, 2011
	Loans and Commitments 1				Derivatives, Repos and Securities Lending 2				Trading and Investment Portfolio 3				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 4
GIIPS
Greece	$-	$-	$-	$-	$-	$-	$3	$3	$-	$-	$1	$1	$4
Italy	-	-	-	-	-	-	14	14	6	217	1	224	238
Ireland	-	-	-	-	9	-	64	73	10	17	4	31	104
Portugal	-	-	-	-	-	-	3	3	3	-	-	3	6
Spain	69	-	84	153	12	-	44	56	18	188	273	479	688
Total GIIPS	$69	$-	$84	$153	$21	$-	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
Belgium	$166	$-	$-	$166	$12	$-	$19	$31	$5	$525	$-	$530	$727
France	375	-	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	-	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	-	257	671	181	-	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	-	10	45	-	-	54	54	2	1,039	813	1,854	1,953
Switzerland	400	-	24	424	-	-	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other5	14	-	24	38	65	74	388	527	19	1,246	493	1,758	2,323
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403

GIIPS
												Oct. 31, 2010
Greece	$-	$-	$-	$-	$-	$-	$4	$4	$-	$-	$7	$7	$11
Italy	-	-	3	3	-	-	15	15	6	283	68	357	375
Ireland	-	-	3	3	10	-	196	206	3	40	85	128	337
Portugal	-	-	8	8	-	-	9	9	-	-	-	-	17
Spain	36	-	86	122	-	-	55	55	13	484	413	910	1,087
Total GIIPS	$36	$-	$100	$136	$10	$-	$279	$289	$22	$807	$573	$1,402	$1,827
Rest of Europe
Belgium	$247	$-	$-	$247	$32	$-	$88	$120	$-	$594	$254	$848	$1,215
France	397	-	31	428	105	117	601	823	210	2,044	370	2,624	3,875
Germany	355	-	60	415	193	1,068	643	1,904	32	2,810	3	2,845	5,164
Netherlands	512	-	180	692	133	-	436	569	62	4,995	1,245	6,302	7,563
Sweden	36	-	10	46	-	-	98	98	-	972	605	1,577	1,721
Switzerland	278	-	31	309	-	-	699	699	74	-	211	285	1,293
United Kingdom	1,473	165	161	1,799	664	-	1,732	2,396	110	2,850	3,362	6,322	10,517
Other5	25	14	34	73	114	67	457	638	6	1,294	334	1,634	2,345
Rest of Europe	$3,323	$179	$507	$4,009	$1,241	$1,252	$4,754	$7,247	$494	$15,559	$6,384	$22,437	$33,693
Total Europe	$3,359	$179	$607	$4,145	$1,251	$1,252	$5,033	$7,536	$516	$16,366	$6,957	$23,839	$35,520
1   Includes letters of credit, bankers’ acceptances, funded loans and undrawn commitments.
2   Exposures are calculated on a fair value basis and are net of collateral. Derivatives are presented as net exposures where there is an ISDA master netting agreement.
3   Trading portfolio exposures are net of eligible short positions. Deposits of $2.5 billion are included in the Trading and Investment Portfolio.
4   The reported exposures do not include protection the Bank purchased via credit default swaps.
5   Remaining European exposure is distributed across 12 countries, each of which has a net exposure below $1 billion as at October 31, 2011 and October 31, 2010.

The majority of the balance of the Bank’s European exposure is to counterparties in AAA rated countries, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions with these banks are completed on a collateralized basis backed by high quality government securities. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where TD also does business with their related entities in North America.